SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2023

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

PUBLICLY HELD COMPANY

DETAILED FINAL VOTING MAP

ANNUAL AND EXTRAORDINARY GENERAL MEETING

HELD ON APRIL 26, 2023

São Paulo, April 26, 2023 – Braskem S.A. (B3: BRKM3, BRKM5 and BRKM6; NYSE: BAK; LATIBEX: XBRK) (“Company”), in compliance with CVM Resolution No. 81/22, as amended, hereby disclose to its shareholders and the market the detailed final voting map which consolidates the voting instructions of both shareholders which voted through remote voting (boletim de voto a distância) and those during the Meeting, as computed at the Annual and Extraordinary General Meeting of the Company held on April 13, 2021, including the first five digits of the shareholders’ individual or corporate taxpayer identification number (CPF or CNPJ, respectively), their vote on each item, and information about their shareholding position, as EXHIBIT I.

Further information can be obtained from Braskem’s Investor Relations Department by phone: +55 (11) 3576-9531 or by e-mail: braskem-ri@braskem.com.br

BRASKEM S.A

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

PUBLICLY HELD COMPANY

EXHIBIT I

DETAILED FINAL VOTING MAP

ANNUAL AND EXTRAORDINARY GENERAL MEETING

HELD ON APRIL 26, 2023

Resolutions
Annual General Meeting
1	Examine, discuss, and vote on Company’s Financial Statement containing the Notes to Financial Statements, along with the Report and Opinion of the Independent Auditors, the Opinion of the Fiscal Council and the report of the Compliance and Statutory Audit Committee, for the fiscal year ended December 31, 2022.
2	Examine, discuss, and vote the Management Proposal and respective Management Account for the fiscal year ended December 31, 2022.
3	Do you want to request the adoption of the separate election by minority Shareholders of common shares of a member to the Fiscal Council, under the terms of the article 161, paragraph 4, “a”, of the Brazilian Corporation Law?
4	Nomination of candidates to the fiscal council by shareholders with non-voting preferred shares or restricted voting rights - WILFREDO JOÃO VICENTE GOMES (Effective) / IÊDA APARECIDA DE MOURA CAGNI (Alternate)
5	Nomination of all the names that compose the slate - CHAPA ÚNICA INDICADA PELAS ACIONISTAS NOVONOR S.A. – EM RECUPERAÇÃO JUDICIAL E NSP INVESTIMENTOS S.A. – EM RECUPERAÇÃO JUDICIAL E PELA ACIONISTA PETRÓLEO BRASILEIRO S.A. – PETROBRAS
6	If one of the candidates of the slate leaves it, to accommodate the separate election referred to in articles 161, paragraph 4, and 240 of Law 6404, of 1976, can the votes corresponding to your shares continue to be conferred to the same slate?
7	Resolve the annual and global Management and Fiscal Council compensation for the fiscal year to be ended on December 31, 2023.
Extraordinary General Meeting
1	Ratification, pursuant to article 23 of the Companys Bylaws, of the appointment by the Board of Directors of one (1) effective member of the Companys Board of Directors, for the remainder of the term of office in progress, until the Companys Annual General Meeting which will resolve on the financial statements for the fiscal year to end on December 31, 2023.
2	Re-ratification of the amount declared as additional dividends at the Companys Annual and Extraordinary Shareholders Meeting held on April 19, 2022, with the consequent adjustment in the amount of retained earnings by the Company, for the year 2021, based on the Company’s capital budget for the year 2022.

Description of the Resolution	CNPJ/CPF (first 5 digits)	Resolution Vote	Numbers of Shares
			(ON)¹	(PN)²
Annual General Meeting
1	33000	APROVAL	212,426,952	-
	54579	APROVAL	4,105,662	-
	76423	APROVAL	6	-
	22606	APROVAL	226,334,622	-
	51447	APROVAL	1	-
	89351	ABSTENTION	4,600,000	-
2	33000	APROVAL	212,426,952	-
	54579	APROVAL	4,105,662	-
	76423	APROVAL	6	-
	22606	APROVAL	226,334,622	-
	51447	APROVAL	1	-
	89351	ABSTENTION	4,600,000	-
3	54579	ABSTENTION	4,105,662	-
	76423	APROVAL	6	-
	89351	ABSTENTION	4,600,000	-

4	55237	APROVAL	-	8,401,542
	55237	REJECTION	-	166,268
	55237	ABSTENTION	-	560,816
	89351	APROVAL	-	21,221,246
	24065	APROVAL	-	3,900
	21407	APROVAL	-	236,724
	11184	APROVAL	-	1,935
	13416	APROVAL	-	48,851
	12984	APROVAL	-	6,833
	70965	APROVAL	-	6,194
	20147	APROVAL	-	43,952
	76866	APROVAL	-	1,834
	18138	APROVAL	-	18,976
	10263	APROVAL	-	60,172
	28872	APROVAL	-	24,629
	60699	APROVAL	-	20,189
	37347	APROVAL	-	87,294
	19388	APROVAL	-	47,096
	33700	APROVAL	-	97,114
	14416	APROVAL	-	98,381
	42332	APROVAL	-	29,775
	47518	APROVAL	-	21,356
	35726	APROVAL	-	23,100
	39332	APROVAL	-	97
	54791	APROVAL	-	342,800
	54797	APROVAL	-	297,013
	58387	APROVAL	-	24,477
	58392	APROVAL	-	3,600
	58394	APROVAL	-	161,955
	58394	APROVAL	-	2,476,500
	58396	APROVAL	-	18,160,925
	58397	APROVAL	-	80,000
	58400	APROVAL	-	28,900
	58400	APROVAL	-	82,539
	59868	APROVAL	-	27,800
	59873	APROVAL	-	1,547
	62390	APROVAL	-	8,600
	71409	APROVAL	-	2,524
	71409	APROVAL	-	1,700
	72087	APROVAL	-	14,100
	72473	APROVAL	-	35,900
	74963	APROVAL	-	64,082
	75166	APROVAL	-	8,464
	87318	APROVAL	-	3,500
	87889	APROVAL	-	107,700
	88575	APROVAL	-	351,500
	90019	APROVAL	-	92,900
	90633	APROVAL	-	350,109
	90735	APROVAL	-	14,180
	91457	APROVAL	-	504,348
	94700	APROVAL	-	7,700
	95596	APROVAL	-	96,180
	10205	APROVAL	-	351
	10916	APROVAL	-	234,173
	11100	APROVAL	-	264,676
	11311	APROVAL	-	114,081
	11324	APROVAL	-	7,400
	11514	APROVAL	-	462,663
	11729	APROVAL	-	16,400
	12094	APROVAL	-	39,200
	12120	APROVAL	-	48,400
	13296	APROVAL	-	7,727
	14204	APROVAL	-	32,378
	14258	APROVAL	-	41
	14494	APROVAL	-	8,192
	14541	APROVAL	-	104,200
	14588	APROVAL	-	34,100
	16878	APROVAL	-	5,500
	16990	APROVAL	-	180,500
	17212	APROVAL	-	107,600
	17372	APROVAL	-	58,500
	17718	APROVAL	-	340,596
	18103	APROVAL	-	-
	18830	APROVAL	-	6,900
	19530	APROVAL	-	5,851
	20813	APROVAL	-	271,140
	20849	APROVAL	-	600
	21542	APROVAL	-	2,000
	22403	APROVAL	-	344,095
	22420	APROVAL	-	147,240
	23442	APROVAL	-	13,662
	23847	APROVAL	-	9,900
	23847	APROVAL	-	67,800
	24158	APROVAL	-	15,996
	24569	APROVAL	-	1,079
	24728	APROVAL	-	1,000
	25271	APROVAL	-	14,402
	25271	APROVAL	-	32,070
	26160	APROVAL	-	4,100
	26301	APROVAL	-	62,400
	26311	APROVAL	-	4,100
	26784	APROVAL	-	3,600
	27366	APROVAL	-	73,668
	27545	APROVAL	-	14,000
	27624	APROVAL	-	5,881
	27703	APROVAL	-	-
	27778	APROVAL	-	26,690
	27866	APROVAL	-	664
	27866	APROVAL	-	4,648
	28360	APROVAL	-	692
	28394	APROVAL	-	14,300
	28979	APROVAL	-	200
	28990	APROVAL	-	139,500
	29322	APROVAL	-	1,887,969
	30066	APROVAL	-	-
	30254	APROVAL	-	14,994
	30463	APROVAL	-	82,600
	30918	APROVAL	-	81,307
	31050	APROVAL	-	-
	31577	APROVAL	-	16,800
	32106	APROVAL	-	2,750
	32329	APROVAL	-	109,836
	33580	APROVAL	-	19,100
	33968	APROVAL	-	18,810
	34662	APROVAL	-	116,200
	34825	APROVAL	-	765
	35693	APROVAL	-	1,133,500
	36540	APROVAL	-	527
	37806	APROVAL	-	1,513
	38756	APROVAL	-	14,700
	41063	APROVAL	-	30,000
	41222	APROVAL	-	42,800
	41272	APROVAL	-	6,500
	41286	APROVAL	-	25,500
	41941	APROVAL	-	1,113
	42887	APROVAL	-	1,000
	43068	APROVAL	-	305,380
	44602	APROVAL	-	694
	45919	APROVAL	-	14,081
	46964	APROVAL	-	51,300
	46981	APROVAL	-	1,006
	48123	APROVAL	-	4,070
	48429	APROVAL	-	2,100
	97539	APROVAL	-	21,100
	97539	APROVAL	-	28,270
	97539	APROVAL	-	-
	97540	APROVAL	-	26,171
	97540	APROVAL	-	2,134,883
5	33000	APROVAL	212,426,952	-
	54579	APROVAL	4,105,662	-
	76423	REJECTION	6	-
	22606	APROVAL	226,334,622	-
	51447	APROVAL	1	-
	89351	ABSTENTION	4,600,000	-
6	54579	ABSTENTION	4,105,662	-
	89351	ABSTENTION	4,600,000	-

7	33000	APROVAL	212,426,952	-
	54579	APROVAL	4,105,662	-
	76423	REJECTION	6	-
	22606	APROVAL	226,334,622	-
	51447	APROVAL	1	-
	89351	ABSTENTION	4,600,000	-
Extraordinary General Meeting
1	33000	APROVAL	212,426,952	-
	54579	APROVAL	4,105,662	-
	76423	APROVAL	6	-
	22606	APROVAL	226,334,622	-
	51447	APROVAL	1	-
	89351	REJECTION	4,600,000	-
2	33000	APROVAL	212,426,952	-
	54579	APROVAL	4,105,662	-
	76423	APROVAL	6	-
	22606	APROVAL	226,334,622	-
	51447	APROVAL	1	-
	89351	REJECTION	4,600,000	-

(1) ON shares are common shares issued by the Company. It does not take into consideration Treasury Stock.

(2) PN Shares are preferred shares of class A and B issued by the Company, which have the right to vote only and exclusively for separate election of the Fiscal Council, under the terms of article 161, paragraph 4, item "a", of Corporation Law. It does not take into consideration Treasury Stock.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 26, 2023

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.